No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal first quarter ended June 30, 2022 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 26, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the three months ended June 30, 2022 increased by 6.9%, to ¥3,829.5 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects, which was partially offset by decreased sales revenue in Automobile business. Operating profit decreased by 8.6%, to ¥222.2 billion from the same period last year, due mainly to a decrease in profit attributable to sales impacts, which was partially offset by an increase in profit attributable to price and cost impacts as well as positive foreign currency effects. Profit before income taxes decreased by 23.8%, to ¥237.4 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 32.9%, to ¥149.2 billion from the same period last year.

Business Segments

Motorcycle Business

For the three months ended June 30, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022			Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022
			Change	%			Change	%
Motorcycle Business	3,879	4,251	372	9.6	2,392	2,972	580	24.2
Japan	59	56	(3)	(5.1)	59	56	(3)	(5.1)
North America	101	110	9	8.9	101	110	9	8.9
Europe	108	81	(27)	(25.0)	108	81	(27)	(25.0)
Asia	3,245	3,585	340	10.5	1,758	2,306	548	31.2
Other Regions	366	419	53	14.5	366	419	53	14.5

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 30.5%, to ¥676.0 billion from the same period last year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. Operating profit increased by 21.2%, to ¥97.8 billion from the same period last year, due mainly to an increase in profit attributable to price and cost impacts as well as positive foreign currency effects.

Automobile Business

For the three months ended June 30, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022			Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022
			Change	%			Change	%
Automobile Business	998	815	(183)	(18.3)	608	529	(79)	(13.0)
Japan	133	108	(25)	(18.8)	118	96	(22)	(18.6)
North America	346	267	(79)	(22.8)	346	267	(79)	(22.8)
Europe	28	23	(5)	(17.9)	28	23	(5)	(17.9)
Asia	462	387	(75)	(16.2)	87	113	26	29.9
Other Regions	29	30	1	3.4	29	30	1	3.4

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 3.9%, to ¥2,291.4 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales. Operating profit decreased by 45.9%, to ¥38.2 billion from the same period last year, due mainly to a decrease in profit attributable to sales impacts, which was partially offset by positive foreign currency effects.

Financial Services Business

Sales revenue from external customers decreased by 2.2%, to ¥749.3 billion from the same period last year, due mainly to decreased revenues on disposition of lease vehicles, which was partially offset by positive foreign currency translation effects. Operating profit decreased by 14.5%, to ¥78.8 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue, which was partially offset by positive foreign currency effects.

Power Product and Other Businesses

For the three months ended June 30, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022
			Change	%
Power Product Business	1,708	1,546	(162)	(9.5)
Japan	87	84	(3)	(3.4)
North America	880	684	(196)	(22.3)
Europe	279	313	34	12.2
Asia	362	368	6	1.7
Other Regions	100	97	(3)	(3.0)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power Product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 21.6%, to ¥112.6 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit was ¥7.3 billion, an increase of ¥7.7 billion from the same period last year, due mainly to decreased operating costs in Other businesses as well as positive foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in Power product and other businesses was ¥3.8 billion, an improvement of ¥4.5 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2022 decreased by ¥44.8 billion from March 31, 2022, to ¥3,630.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥618.1 billion of cash inflows. Cash inflows from operating activities increased by ¥610.8 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥278.2 billion of cash outflows. Cash outflows from investing activities increased by ¥149.5 billion from the same period last year, due mainly to decreased proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to ¥609.3 billion of cash outflows. Cash outflows from financing activities increased by ¥468.4 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the three months ended June 30, 2022 are as follows:

The Company has established Business Development Operations that consolidate functions to develop businesses and areas of software and core electrification technologies in order to strengthen new value creation by combining hardware with software and services. Some technology areas have been moved from their respective product-based business operations, such as motorcycle, automobile and power products, and combined under Business Development Operations. With this change, Honda will accelerate the speed at which it can move and enhance the synergy effect by integrating technology and business for multiple product domains.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2022 and June 30, 2022

		Yen (millions)
Assets	Note	March 31, 2022	June 30, 2022
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥3,674,931	¥3,630,125
Trade receivables		896,768	856,082
Receivables from financial services		1,694,113	1,819,471
Other financial assets		217,743	375,868
Inventories		1,918,548	2,093,218
Other current assets		439,322	476,453

Total current assets		8,841,425	9,251,217

Non-current assets:
Investments accounted for using the equity method		967,404	1,030,833
Receivables from financial services		3,740,383	3,983,381
Other financial assets		819,654	914,182
Equipment on operating leases	5	5,159,129	5,343,909
Property, plant and equipment	6	3,079,407	3,220,232
Intangible assets		849,507	874,910
Deferred tax assets		91,592	93,415
Other non-current assets		424,652	442,599

Total non-current assets		15,131,728	15,903,461

Total assets		¥23,973,153	¥25,154,678

		Yen (millions)
Liabilities and Equity	Note	March 31, 2022	June 30, 2022
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,236,233	¥1,173,061
Financing liabilities		3,118,304	3,272,272
Accrued expenses		375,601	329,559
Other financial liabilities		236,900	378,423
Income taxes payable		96,116	149,646
Provisions	7	268,388	287,788
Other current liabilities		672,857	706,889

Total current liabilities		6,004,399	6,297,638

Non-current liabilities:
Financing liabilities		4,984,252	5,017,359
Other financial liabilities		282,083	279,751
Retirement benefit liabilities		282,054	305,125
Provisions	7	253,625	265,918
Deferred tax liabilities		990,754	1,073,367
Other non-current liabilities		403,440	426,890

Total non-current liabilities		7,196,208	7,368,410

Total liabilities		13,200,607	13,666,048

Equity:
Common stock		86,067	86,067
Capital surplus		185,495	185,328
Treasury stock		(328,309)	(328,048)
Retained earnings		9,539,133	9,577,035
Other components of equity		990,438	1,682,330

Equity attributable to owners of the parent		10,472,824	11,202,712
Non-controlling interests		299,722	285,918

Total equity		10,772,546	11,488,630

Total liabilities and equity		¥23,973,153	¥25,154,678

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2021 and 2022

		Yen (millions)
	Note	June 30, 2021	June 30, 2022
		unaudited	unaudited
Sales revenue	8	¥3,583,870	¥3,829,550

Operating costs and expenses:
Cost of sales		(2,846,420)	(3,064,170)
Selling, general and administrative		(317,014)	(361,573)
Research and development		(177,226)	(181,591)

Total operating costs and expenses		(3,340,660)	(3,607,334)

Operating profit		243,210	222,216

Share of profit of investments accounted for using the equity method		55,931	22,609

Finance income and finance costs:
Interest income		5,200	9,132
Interest expense		(2,925)	(7,427)
Other, net		9,944	(9,126)

Total finance income and finance costs		12,219	(7,421)

Profit before income taxes		311,360	237,404

Income tax expense		(73,640)	(73,824)

Profit for the period		¥237,720	¥163,580

Profit for the period attributable to:
Owners of the parent		222,512	149,219
Non-controlling interests		15,208	14,361

		Yen
		June 30, 2021	June 30, 2022
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥128.87	¥87.23

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2021 and 2022

		Yen (millions)
	Note	June 30, 2021	June 30, 2022
		unaudited	unaudited
Profit for the period		¥237,720	¥163,580

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	(3)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		62,582	12,432
Share of other comprehensive income of investments accounted for using the equity method		948	(444)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		30	(336)
Exchange differences on translating foreign operations		29,310	648,946
Share of other comprehensive income of investments accounted for using the equity method		19,308	46,556

Total other comprehensive income, net of tax		112,178	707,151

Comprehensive income for the period		¥349,898	¥870,731

Comprehensive income for the period attributable to:
Owners of the parent		336,272	841,050
Non-controlling interests		13,626	29,681

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2021 and 2022

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2021 (unaudited)		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the period
Profit for the period					222,512		222,512	15,208	237,720
Other comprehensive income, net of tax						113,760	113,760	(1,582)	112,178

Total comprehensive income for the period					222,512	113,760	336,272	13,626	349,898

Reclassification to retained earnings					(92)	92	—		—
Transactions with owners and other
Dividends paid	12				(93,272)		(93,272)	(25,338)	(118,610)
Purchases of treasury stock				(2)			(2)		(2)
Disposal of treasury stock				392			392		392
Share-based payment transactions			(298)				(298)		(298)

Total transactions with owners and other			(298)	390	(93,272)		(93,180)	(25,338)	(118,518)

Balance as of June 30, 2021 (unaudited)		¥86,067	¥171,751	¥(273,396)	¥9,030,414	¥310,562	¥9,325,398	¥278,821	¥9,604,219

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022 (unaudited)		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the period
Profit for the period					149,219		149,219	14,361	163,580
Other comprehensive income, net of tax						691,831	691,831	15,320	707,151

Total comprehensive income for the period					149,219	691,831	841,050	29,681	870,731
Reclassification to retained earnings					(61)	61	—		—
Transactions with owners and other
Dividends paid	12				(111,256)		(111,256)	(43,485)	(154,741)
Purchases of treasury stock				(2)			(2)		(2)
Disposal of treasury stock				263			263		263
Share-based payment transactions			(167)				(167)		(167)

Total transactions with owners and other			(167)	261	(111,256)		(111,162)	(43,485)	(154,647)

Balance as of June 30, 2022 (unaudited)		¥86,067	¥185,328	¥(328,048)	¥9,577,035	¥1,682,330	¥11,202,712	¥285,918	¥11,488,630

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2021 and 2022

		Yen (millions)
	Note	June 30, 2021	June 30, 2022
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥311,360	¥237,404
Depreciation, amortization and impairment losses excluding equipment on operating leases		151,291	161,431
Share of profit of investments accounted for using the equity method		(55,931)	(22,609)
Finance income and finance costs, net		(2,066)	(21,458)
Interest income and interest costs from financial services, net		(38,508)	(38,856)
Changes in assets and liabilities
Trade receivables		101,500	83,139
Inventories		(178,826)	(23,038)
Trade payables		(67,565)	(149,024)
Accrued expenses		(88,578)	(78,094)
Provisions and retirement benefit liabilities		(36,215)	4,744
Receivables from financial services		21,798	172,869
Equipment on operating leases		(92,131)	263,933
Other assets and liabilities		(26,033)	17,333
Other, net		(439)	(7,912)
Dividends received		21,961	27,711
Interest received		59,109	66,809
Interest paid		(19,586)	(22,396)
Income taxes paid, net of refunds		(53,888)	(53,859)

Net cash provided by operating activities		7,253	618,127

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(80,310)	(96,990)
Payments for additions to and internally developed intangible assets		(41,026)	(38,701)
Proceeds from sales of property, plant and equipment and intangible assets		4,749	4,496
Payments for acquisitions of other financial assets		(125,511)	(176,502)
Proceeds from sales and redemptions of other financial assets		113,382	29,412

Net cash used in investing activities		(128,716)	(278,285)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		2,197,816	2,047,921
Repayments of short-term financing liabilities		(2,157,665)	(1,969,719)
Proceeds from long-term financing liabilities		289,144	93,871
Repayments of long-term financing liabilities		(348,005)	(642,236)
Dividends paid to owners of the parent		(93,272)	(111,256)
Dividends paid to non-controlling interests		(10,879)	(7,432)
Purchases and sales of treasury stock, net		390	261
Repayments of lease liabilities		(18,428)	(20,756)

Net cash used in financing activities		(140,899)	(609,346)

Effect of exchange rate changes on cash and cash equivalents		7,796	224,698

Net change in cash and cash equivalents		(254,566)	(44,806)

Cash and cash equivalents at beginning of year		2,758,020	3,674,931

Cash and cash equivalents at end of period		¥2,503,454	¥3,630,125

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2022.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2021 and 2022 is as follows:

As of and for the three months ended June 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥518,203	¥2,206,436	¥766,572	¥92,659	¥3,583,870	¥—	¥3,583,870
Intersegment	—	46,018	926	6,588	53,532	(53,532)	—

Total	518,203	2,252,454	767,498	99,247	3,637,402	(53,532)	3,583,870

Segment profit (loss)	¥80,695	¥70,689	¥92,217	¥(391)	¥243,210	¥—	¥243,210

Segment assets	¥1,495,553	¥8,790,998	¥10,862,394	¥382,318	¥21,531,263	¥451,573	¥21,982,836
Depreciation and amortization	17,205	128,726	219,269	4,160	369,360	—	369,360
Capital expenditures	7,765	89,142	685,033	2,584	784,524	—	784,524

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥676,050	¥2,291,485	¥749,384	¥112,631	¥3,829,550	¥—	¥3,829,550
Intersegment	—	36,686	679	6,406	43,771	(43,771)	—

Total	676,050	2,328,171	750,063	119,037	3,873,321	(43,771)	3,829,550

Segment profit (loss)	¥97,829	¥38,262	¥78,801	¥7,324	¥222,216	¥—	¥222,216

Segment assets	¥1,574,093	¥10,096,425	¥11,942,441	¥487,319	¥24,100,278	¥1,054,400	¥25,154,678
Depreciation and amortization	16,596	138,316	232,464	4,836	392,212	—	392,212
Capital expenditures	8,568	139,807	328,625	3,130	480,130	—	480,130

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2021 and 2022 amounted to ¥608,628 million and ¥1,194,255 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥563,459	¥1,985,752	¥170,243	¥729,495	¥134,921	¥3,583,870	¥—	¥3,583,870
Inter-geographic areas	512,392	121,977	54,005	147,788	1,869	838,031	(838,031)	—

Total	1,075,851	2,107,729	224,248	877,283	136,790	4,421,901	(838,031)	3,583,870

Operating profit (loss)	¥1,729	¥153,368	¥9,999	¥81,435	¥2,614	¥249,145	¥(5,935)	¥243,210

Assets	¥5,239,404	¥12,268,704	¥629,568	¥3,370,027	¥535,839	¥22,043,542	¥(60,706)	¥21,982,836
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,028,127	¥5,132,967	¥59,113	¥653,655	¥134,394	¥9,008,256	¥—	¥9,008,256
As of and for the three months ended June 30, 2022
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥535,030	¥2,032,653	¥160,736	¥901,008	¥200,123	¥3,829,550	¥—	¥3,829,550
Inter-geographic areas	481,226	111,891	6,840	167,796	466	768,219	(768,219)	—

Total	1,016,256	2,144,544	167,576	1,068,804	200,589	4,597,769	(768,219)	3,829,550

Operating profit (loss)	¥24,744	¥91,018	¥3,416	¥86,474	¥13,774	¥219,426	¥2,790	¥222,216

Assets	¥5,347,914	¥14,047,723	¥587,489	¥4,026,023	¥648,627	¥24,657,776	¥496,902	¥25,154,678
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,981,149	¥5,724,001	¥49,368	¥735,240	¥177,733	¥9,667,491	¥—	¥9,667,491

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2021 and 2022 amounted to ¥608,628 million and ¥1,194,255 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2021 and 2022 are ¥684,336 million and ¥328,055 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2021 and 2022 are ¥373,036 million and ¥360,762 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2021 and 2022 are ¥76,723 million and ¥113,526 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2021 and 2022 are ¥10,269 million and ¥7,637 million, respectively.

(7) Provisions

The components of and changes in provisions for the three months ended June 30, 2022 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2022	¥419,201	¥102,812	¥522,013

Provision	¥46,698	¥3,472	¥50,170
Write-offs	(36,309)	(12,361)	(48,670)
Reversal	(2,222)	(6,503)	(8,725)
Exchange differences on translating foreign operations	30,112	8,806	38,918

Balance as of June 30, 2022	¥457,480	¥96,226	¥553,706

Current liabilities and non-current liabilities of provisions as of March 31, 2022 and June 30, 2022 are as follows:

	Yen (millions)
	As of March 31, 2022	As of June 30, 2022
Current liabilities	¥268,388	¥287,788
Non-current liabilities	253,625	265,918

Total	¥522,013	¥553,706

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the three months ended June 30, 2021 and 2022 are as follows:

For the three months ended June 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥26,211	¥322,041	¥41,492	¥14,951	¥404,695
North America	55,768	1,239,108	378,594	41,207	1,714,677
Europe	66,078	85,333	—	17,619	169,030
Asia	290,672	495,548	2	13,352	799,574
Other Regions	79,115	61,906	—	5,486	146,507

Total	¥517,844	¥2,203,936	¥420,088	¥92,615	¥3,234,483

Revenue arising from the other sources*	359	2,500	346,484	44	349,387

Total	¥518,203	¥2,206,436	¥766,572	¥92,659	¥3,583,870

For the three months ended June 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥25,003	¥287,236	¥32,091	¥17,801	¥362,131
North America	75,831	1,270,954	354,920	50,149	1,751,854
Europe	51,869	84,897	—	23,467	160,233
Asia	395,111	557,404	6	14,277	966,798
Other Regions	128,231	88,893	—	6,897	224,021

Total	¥676,045	¥2,289,384	¥387,017	¥112,591	¥3,465,037

Revenue arising from the other sources*	5	2,101	362,367	40	364,513

Total	¥676,050	¥2,291,485	¥749,384	¥112,631	¥3,829,550

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

   (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

   (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

   (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

   (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

   (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

   (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

   (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rate benchmarks like U.S. dollar LIBOR, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

   (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and June 30, 2022 consist of the following:

	Yen (millions)
As of March 31, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥15,674	¥—	¥15,674
Interest rate instruments	—	114,016	—	114,016
Other	—	—	4,648	4,648

Total	—	129,690	4,648	134,338

Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783

Total	¥378,582	¥204,315	¥142,459	¥725,356

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥66,644	¥—	¥66,644
Interest rate instruments	—	83,669	—	83,669
Other	—	1,629	—	1,629

Total	—	151,942	—	151,942

Total	¥—	¥151,942	¥—	¥151,942

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2022.
	Yen (millions)
As of June 30, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥43,171	¥—	¥43,171
Interest rate instruments	—	154,277	—	154,277
Other	—	—	5,826	5,826

Total	—	197,448	5,826	203,274

Debt securities	41,687	55,861	5,331	102,879
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	25,554	—	25,554
Equity securities	357,650	—	144,042	501,692

Total	¥399,337	¥278,863	¥155,199	¥833,399

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥135,742	¥—	¥135,742
Interest rate instruments	—	115,024	—	115,024
Other	—	3,855	—	3,855

Total	—	254,621	—	254,621

Total	¥—	¥254,621	¥—	¥254,621

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the three months ended June 30, 2022.

   (d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2022 and June 30, 2022 are as follows:

	Yen (millions)
	As of March 31, 2022		As of June 30, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,434,496	¥5,374,754	¥5,802,852	¥5,650,779
Debt securities	79,176	79,176	236,452	236,452
Financing liabilities	8,102,556	7,984,057	8,289,631	8,062,322

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2021 and 2022 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended June 30, 2021 and 2022.

	2021	2022
Profit for the period attributable to owners of the parent (millions of yen)	¥222,512	¥149,219
Weighted average number of common shares outstanding, basic (shares)	1,726,684,031	1,710,619,802
Basic earnings per share attributable to owners of the parent (yen)	¥128.87	¥87.23

(12) Dividend

Dividend payout

For the three months ended June 30, 2021

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

For the three months ended June 30, 2022

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on August 10, 2022, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

(a) Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(b) Details of the acquisition

1) Class of shares to be acquired:

        Shares of common stock

2) Total number of shares to be acquired:

        Up to 32,000,000 shares (1.9 % of total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

        Up to 100,000 million yen

4) Period of acquisition:

        Starting on August 12, 2022 and ending on March 31, 2023

5) Method of acquisition:

        Market purchases on the Tokyo Stock Exchange

 1. Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

 2. Market purchases based on a discretionary trading contract regarding acquisition of own shares

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Executive Vice President and Representative Executive Officer and Chief Financial Officer on August 12, 2022.